SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): August 15, 2002

FIRSTMERIT CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	0-10161	34-1339938
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS employer identification number)

III Cascade Plaza, 7th Floor Akron, Ohio	44308	(330) 996-6300
(Address of Principal Executive Offices)	(Zip Code)	(Telephone Number)

TABLE OF CONTENTS

Item 5. Other Events

On August 15, 2002, Standard & Poor's issued a press release announcing that it had lowered its ratings on FirstMerit Bank, N.A., a wholly owned subsidiary of the registrant, FirstMerit Corporation. A copy of that release is included as an exhibit to this report.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

    (c)   Exhibits

        99   Press Release issued by Standard & Poor's on August 15, 2002 announcing that it had lowered its ratings on FirstMerit Bank, N.A., a wholly owned subsidiary of FirstMerit Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMerit Corporation

Dated: August 16, 2002

By: /s/Terrence E. Bichsel

Terrence E. Bichsel,
Executive Vice President
and Chief Financial Officer